UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(June 2, 2011)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Notice of Meeting

2.

Management Information Circular

3.

Annual Report Year Ended December 31, 2010

4.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: June 2, 2011

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP.

NOTICE OF ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders (the “Meeting”) of DIVERSINET CORP. (the “Corporation”) will be held at the offices of the Corporation, 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, on Thursday June 30, 2011 at the hour of 10:00 o’clock in the morning (Toronto time), for the following purposes:

1.

To consider and receive the financial statements of the Corporation for the year ended December 31, 2010, together with the report of the auditors thereon;

2.

To elect directors;

3.

To appoint auditors and authorize the directors to fix their remuneration;

1.

To consider and, if deemed advisable, approve the issuance of up to 500,000 common shares to Albert Wahbe, the Corporation’s CEO and Chairman;

2.

To consider and, if deemed advisable, approve the issuance of up to 75,000 common shares to each non-management Director as compensation; and

3.

To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation’s financial statements for the year ended December 31, 2010, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The Board of Directors has fixed the close of business on May 31, 2011 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The Board of Directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation or its transfer agent.

DATED at Toronto this 31st day of May 2011

By Order of the

Board of Directors

/s/ Albert Wahbe

Albert Wahbe

Chairman and Chief Executive Officer

Attachments:

Management Information Circular

2010 Annual Report

DIVERSINET CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY JUNE 30, 2011

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (the “Corporation” or “Diversinet”) for use at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (the “Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally.  The cost of solicitation will be borne by the Corporation.  Unless otherwise indicated, all dollar amounts are in U.S. dollars.

The Corporation may also pay brokers or other persons holding common shares of the Corporation (“common shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  Unless otherwise indicated, all dollar references in this Circular are to United States dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation.  A shareholder of the Corporation (“shareholder”) has the right to appoint a person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays).

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.  The common shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.  At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

While only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting, in many cases, common shares beneficially owned by a holder (“Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (“Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2010 Annual Report (collectively, “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

(b)

more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at May 31, 2011, the Corporation had 42,503,921 common shares issued and outstanding.  Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Investor Services Inc. within the time specified herein, to attend and vote thereat by proxy the common shares held by them.

The Corporation has fixed May 31, 2011, as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of common shares at the close of business on the record date.  Each holder of common shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the common shares shown opposite the shareholder’s name on the list.

To the knowledge of the directors and executive officers of the Corporation, except as noted below, no person beneficially owns or exercises control or direction, directly or indirectly, over voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.  Albert Wahbe, the Chairman and Chief Executive Officer of the Corporation, owns 8,850,000 common shares (representing approximately 20.8% of the issued and outstanding common shares of the Corporation).  Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.  Together, Mr. Wigdale and Lakefront Partners, LLC currently hold 5,192,284 common shares (representing approximately 12.2% of the issued and outstanding common shares of the Corporation).

BUSINESS TO BE TRANSACTED AT THE MEETING

A.

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010 and the report of the auditors thereon form part of the 2010 Annual Report that accompanies this Circular.

B.

Election of Directors

The Board of Directors of the Corporation presently consists of six (6) directors.  The number of directors to be elected at the Meeting has been fixed at six (6) persons.  All of the nominees are now directors of the Corporation and have been directors since the dates indicated below.  Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated.

The statement as to the common shares beneficially owned or over which the nominees for election as directors exercise control or direction hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

#

Name and Present Principal Occupation	Position with the Corporation	Director Since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Albert Wahbe (4) Chairman and Chief Executive Officer Ontario, Canada	Chairman CEO	2006	8,850,000
Richard Eidinger (2)(3)(5) Partner at Heidrick & Struggles California, USA	Director	2010	43,750
Gregory Milavsky (1)(6) Senior Advisor, Canterbury Park Management Inc. Ontario, Canada	Director	2007	311,895
Alan Portela(7) CEO of Hybrid Clinical Transformation LLC California, USA	Director	2011	-
Philippe Tardif (1)(3)(8) Partner, Borden Ladner Gervais LLP Ontario, Canada	Director	2007	311,895
James B. Wigdale, Jr. (2)(3)(9) Principal, Lakefront Partners, LLC Wisconsin, USA	Director	2005	5,192,284

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

Mr. Wahbe has served as a director and Chairman since July 2006 and CEO since April 2007.  From 1979 to June 2006, Mr. Wahbe was Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.

(5)

Dr. Eidinger has served as a director since September 2010.  Since 1998, Dr. Eidinger has been a Partner in the Life Sciences Practice of Heidrick & Struggles, an executive search firm.

(6)

Mr. Milavsky has served as a director since April 2007.  Mr. Milavsky is currently Senior Advisor of Canterbury Park Management Inc., a private equity firm.  From July 2000 to February 2006, Mr. Milavsky was Managing Director and Group Head of Scotiabank Private Equity Investments.

(7)

Mr. Portela has served as a director since May 2011.  Mr. Portela is currently CEO of Hybrid Clinical Transformation LLC which provides consulting services to healthcare companies.  From 2009 to October 2010, he was President of CliniComp, Intl., a provider of enterprise clinical documentation systems.

(8)

Mr. Tardif has served as a director since March 2007.  Mr. Tardif is a Partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  Prior to 2006, Mr. Tardif was a partner at the law firm Lang Michener LLP.

(9)

Mr. Wigdale has served as a director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  The 5,192,284 common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Wigdale includes 3,909,462 common shares held by Lakefront Partners, LLC an affiliated entity of Mr. Wigdale.

A.

Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the directors of the Corporation.  Unless a shareholder directs that the shareholder’s common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration.

The only fees paid to KPMG LLP were audit fees.  KPMG LLP billed the Corporation Cdn$155,500 in fiscal 2010 (Cdn$127,500 in fiscal 2009) for professional services rendered for the audit of the annual consolidated financial statements and services that are customarily provided in connection with statutory and regulatory filings related thereto.

D.

Approval of Issuance of Common Shares to a Diversinet Officer

In April 2008, Albert Wahbe, the Chairman and Chief Executive Officer of the Corporation, entered into a three year employment agreement with the Corporation, which was renewed for a further one year period in April 2011.  Mr. Wahbe’s compensation consists of annual salary (from April 1st to March 31st) of up to Cdn$450,000 (payable quarterly in arrears at up to Cdn$112,500 per quarter) and is payable, at the option of the Corporation, through the issuance of up to an aggregate of 300,000 common shares annually, payable on or about the last day of each quarter that the agreement is in effect.  Mr. Wahbe is also eligible for an annual bonus of up to up to Cdn$300,000 and is payable through the issuance of up to 200,000 common shares annually as determined by Diversinet’s Board of Directors.  Diversinet has the option of paying Mr. Wahbe through the issuance of Diversinet common shares, payable on or about the last day of each year that the agreement is in effect, to a maximum of 200,000 common shares per annum.  The price per common share is determined based on the closing price (less the maximum discount permitted by the TSX Venture Exchange) on the day prior to the earlier of (i) the issuance of a press release announcing the issuance of the common shares to Mr. Wahbe, and (ii) the date of filing by the Corporation of a shares for debt submission with the TSX Venture Exchange.  Under no circumstances will Diversinet’s quarterly salary obligation to Mr. Wahbe exceed 75,000 common shares.

Mr. Wahbe’s agreement, including its renewal, has been approved by the Board of Directors.  The issuance of common shares is subject to (i) acceptance of the TSX Venture Exchange, and (ii) annual ratification by the disinterested shareholders of the Corporation.  Accordingly, pursuant to the policies of the TSX Venture Exchange, the disinterested shareholders of the Corporation will be asked to consider and if thought fit, approve an ordinary resolution of disinterested shareholders, approving the issuance of up to 500,000 common shares (up to 300,000 for salary for the period of April 1, 2011 to March 31, 2012 and 200,000 for bonus payable on or about December 31, 2011) to Mr. Wahbe at the option of the Corporation in satisfaction of cash compensation otherwise payable to Mr. Wahbe.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the issuance to Albert Wahbe of up to 500,000 common shares in satisfaction of the cash compensation otherwise payable to Albert Wahbe under his employment agreement.  In order to be effective, the resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting with respect to such resolution, other than votes attached to the common shares owned by Mr. Wahbe.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the issuance of common shares to Mr. Wahbe, the persons named in the enclosed form of proxy intend to vote for such resolution.  Approval of this proposed issuance of common shares would give the Board of Directors authority to issue up to 500,000 common shares as detailed in the employment agreement with Mr. Wahbe described herein.

RESOLUTION OF SHAREHOLDERS APPROVING THE ISSUANCE OF UP TO 500,000 COMMON SHARES TO ALBERT WAHBE

1.

The issuance by the Corporation to Mr. Albert Wahbe of up to 500,000 common shares, as more particularly described in the Corporation’s management information circular dated May 31, 2011, is authorized and approved.  The common shares will be issuable to Mr. Wahbe as follows: (i) up to 75,000 common shares per quarter payable on or about the last day of each quarter that Mr. Wahbe’s agreement is in effect, and (ii) up to 200,000 common shares per year at the discretion of the Board, payable on or about the end of each calendar year based upon meeting targets to be established by Mr. Wahbe and the Board; and,

2.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

E.

Approval of Issuance of Common Shares to Diversinet Directors

Each of our five non-management directors is entitled to receive annual compensation of up to $50,000 payable by issuance of up to 75,000 common shares.  Diversinet has the option of paying each non-management director through the issuance of up to 75,000 Diversinet common shares (for the period of June 30, 2011 to June 29, 2012), with up to $12,500 payable quarterly in arrears in up to 18,750 shares per quarter on or about the last day of each quarter that the director has been elected for.  The price per common share will be not less than the closing price (less the maximum discount permitted by the TSX Venture Exchange) on the day prior to the earlier of (i) the issuance of a press release announcing the issuance of the common shares to non-management directors, and (ii) the date of filing by the Corporation of a shares for debt submission with the TSX Venture Exchange.  Under no circumstances will Diversinet’s annual obligation to each non-management director exceed 75,000 common shares.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the compensation of non-management directors of up to $50,000 per year payable by the issuance of up to 75,000 common shares, with up to $12,500 payable quarterly in arrears.  In order to be effective, the resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting with respect to such resolution, other than votes attached to the common shares owned by non-management directors.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the issuance of shares to non-management directors, the persons named in the enclosed form of proxy intend to vote for such resolution.  Approval of this proposed issuance of common shares would give the Board of Directors authority to issue common shares as described herein.

RESOLUTION OF SHAREHOLDERS APPROVING THE ISSUANCE OF COMMON SHARES TO DIRECTORS

1.

The issuance by the Corporation to non-management Directors of up to 75,000 common shares payable quarterly in arrears per non-management director, as more particularly described in the Corporation’s management information circular dated May 31, 2011, is authorized and approved in respect of fees payable for the 12 months ending June 30, 2012; and,

2.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The Compensation Committee is responsible for reviewing and approving the level of compensation (cash and equity based) and to develop recommendations for stock option grants for approval by the Board of Directors in respect of Diversinet’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  The Compensation Committee is comprised of two directors, Richard Eidinger (Chair) and Jay Wigdale, with Dr. Eidinger being “independent” pursuant to National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators.

The Compensation Committee recognizes that the industry sector in which Diversinet operates is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified and experienced executive personnel.  The Compensation Committee considers it crucial that Diversinet is assured of retaining and rewarding its top calibre executives who are essential to the attainment of its long-term, strategic goals.  For these reasons, the Compensation Committee believes the Corporation’s executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations.  Historically, levels of compensation have been set based on negotiations between the Corporation and the executive.  The Compensation Committee intends to use published industry salary (including compensation surveys and proxy circulars of public software companies of similar size, scope, performance levels and complexity of operations) to set or change compensation levels in the future.

Annual Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash and stock compensation should be paid commensurate with attained performance.  The executive cash and stock compensation consists of base compensation and performance incentives.  Base compensation for executive officers is established by considering a number of factors, including the Corporation’s operating results; the executive’s individual performance and measurable contribution to the Corporation’s success, and is ultimately based on Board deliberations and approval.  The Compensation Committee believes that Diversinet’s executive compensation must remain competitive for it to retain talented executives.  Base compensations for Named Executive Officers (“NEO”) are set under the terms of their relevant employment agreement and are reviewed annually.

The purpose of annual performance incentive compensation is to provide cash and/or stock compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance.  The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, and at the Board’s discretion, is determined based on input from the Corporation’s operating results and the executive’s measurable contribution to the Corporation’s success.  During fiscal 2010, the CEO and CFO were evaluated on (i) launching new pilots; (ii) successful hiring and integration of new EVP Sales; (iii) new incremental revenues of $2 million; (iv) settlement of the AllOne agreement; (v) developing new products/solutions and upgrades to existing products and services to keep up with evolving market demands.

For the year ending December 31, 2010, the Compensation Committee recommended and approved payment of Cdn$25,000 to the CEO and CFO out of a potential total bonus pool of 200,000 common shares and Cdn$100,000 or 12.5% of the potential total bonus pool.  For the other three NEO’s, the Compensation Committee recommended and approved payment of Cdn$59,000 and 50,000 common shares out of a potential total bonus pool of 50,000 common shares and Cdn$235,000 or 25% of the potential total bonus pool.  There are currently no guaranteed executive bonuses for 2011 or beyond.  Furthermore, subsequent to December 31, 2010, there have been no new decisions or policies that materially affect the compensation paid during 2010.

Stock Option Awards

The Compensation Committee recommends executive stock options under the Diversinet Corp. Amended and Restated Stock Option Plan (the “Plan”) to foster executive officer ownership of common shares, to stimulate a long-term orientation in decisions and to provide direct linkage with shareholder interests.  The Compensation Committee considers prior option grants, the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential stock value in the future when granting stock options.  The Compensation Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the Corporation’s executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are equal to the fair market value of the common shares on the date of grant.  Therefore, stock options provide an incentive to maximize Diversinet’s profitable growth that ordinarily, over time, should be reflected in the price of the common shares. In 2010, there were no options to acquire common shares granted to the NEOs.

Summary Compensation Table

The following table and notes show the executive compensation paid or accrued by Diversinet during the three years ended December 31, 2010 to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (“Named Executive Officers”) whose total compensation exceeded Cdn$150,000.

Summary Compensation Table

Name and principal position	Year	Salary(1)	Share awards	Option awards(3)	Non-equity incentive plan compensation		All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Albert Wahbe Chairman, Chief Executive Officer	2010 2009 2008	137,250(2) 181,390(2) 154,500(2)	– 86,000(2) 76,000(2)	– – 698,185	– – –	– – –	72,389 68,508 59,112	209,639 335,898 987,797
David Hackett Chief Financial Officer	2010 2009 2008	191,026 180,785 147,780	– – 45,600	– – 217,095	25,135 95,150 32,840	– – –	– – –	216,161 275,935 443,315
David Annan Chief Technology Officer	2010 2009 2008	201,080 190,300 164,200	– – 36,480	– – 93,745	20,108 76,120 26,272	– – –	– – –	221,188 266,420 320,697
Salah Machani SVP, Architecture & Development	2010 2009 2008	191,026 171,270 139,570	– – 38,760	– – 93,745	21,365 80,878 27,914	– – –	– – –	212,391 252,148 299,989
Hussam Mahgoub SVP, Corporate Development and Research	2010 2009 2008	146,454 161,755 127,076	– – 19,000	– – 93,745	17,595 91,725 116,922	– – –	– – –	164,049 253,480 356,743

(1)

All compensation awarded to, earned by, paid to, or payable to each Named Executive Officer was in Canadian dollars.  Compensation paid in Canadian dollars but reported in U.S. dollars in this Circular has been converted to U.S. dollars based on the exchange rate published by the Bank of Canada as follows:  December 31, 2008 - Cdn$1.00 = US$0.8210; December 31, 2009 - Cdn$1.00 = US$0.9515; and December 31, 2010 - Cdn$1.00 = US$1.0054.

(2)

Salary was calculated through the quarterly issuance of 75,000 common shares with pricing as follows: for 2010 - $0.37, $0.55, $0.49 and $0.75; for 2009 - $0.37, $0.55, $0.49 and $0.75; and for 2008 - $0.40, $0.59, $0.65 and $0.62.  Share awards were calculated through the issuance of 200,000 common shares at a price of $0.43 (2009) and $0.38 (2008).

(3)

The value of option-based awards was calculated using the Black-Scholes option pricing model.  The assumptions used to determine the stock option compensation cost were as follows – risk-free interest rate of 2.27% (2009 – 2.68%, 2008 – 3.85%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 154% (2009 - 77%, 2008 – 89%).

Outstanding Option-Based and Share-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as of December 31, 2010.

Name	Option Awards				Share Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Albert Wahbe	1,450,000 50,000	0.55 0.83	April 10, 2013 Jul 3, 2012	– –	750,000 –	412,500 –
David Hackett	400,000 50,000 50,000 35,000	0.60 0.49 0.83 0.83	May 13, 2013 Jan 2, 2013 Jul 3, 2012 Mar 26, 2012	– – – –	200,000 – – –	120,000 – – –
David Annan	150,000 50,000 50,000 22,000	0.60 0.49 0.83 0.83	May 13, 2013 Jan 2, 2013 Jul 3, 2012 Mar 26, 2012	– – – –	75,000 – – –	45,000 – – –
Salah Machani	150,000 34,225 50,000 30,000 13,580 2,051 2,855	0.60 0.49 0.83 0.83 0.83 0.82 0.60	May 13, 2013 Jan 2, 2013 Jul 3, 2012 May 29, 2012 Mar 26, 2012 Nov 27, 2011 Jul 25, 2011	– – – – – – –	75,000 – – – – – –	45,000 – – – – – –
Hussam Mahgoub	75,000 50,000 50,000 14,500 2,000	0.60 0.49 0.83 0.83 0.60	May 13, 2013 Jan, 2013 Jul 3, 2012 Mar 26, 2012 Jul 25, 2011	– – – – –	37,500 – – – –	22,500 – – – –

Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer as of December 31, 2010.

Name	Option awards – Value during the year on vesting	Share awards – Value during the year on vesting	Non-equity incentive plan compensation – Pay-out during the year
Albert Wahbe	–	137,250	72,389
David Hackett	–	–	25,135
David Annan	–	–	20,108
Salah Machani	–	–	21,365
Hussam Mahgoub	–	–	17,595

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2010, details regarding compensation plans under which equity securities of the Corporation are authorized for issuance.

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Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding (a)) (c)
Equity compensation plans approved by shareholders	5,184,813	0.58	2,399,549
Equity compensation plans not approved by shareholders	–	–	–
Total	5,184,813	0.58	2,399,549

Stock Option Plan

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 7,584,362 common shares, subject to adjustment, is currently authorized for issuance on the exercise of stock options granted under the Plan.  The common shares reserved for issuance under the Plan have been registered pursuant to registration statements filed by the Corporation on Form S-8.  As of April 30, 2011, options to purchase an aggregate of 5,837,896 common shares, at exercise prices ranging from $0.36 to $1.01 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended and with the policies of the TSX Venture Exchange.

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

The Board of Directors administers the Plan.  Grants of options to acquire 50,000 common shares or less may be granted and approved by the Chief Executive Officer and the Chief Financial Officer.  The options may be exercised in such manner as the Board or the Chief Executive Officer and the Chief Financial Officer determines provided that if no determination is made, an optionee may not take up more than 50% of all options granted in any 12 month period.  The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.  The Compensation Committee has the authority to take all actions under the Plan on behalf of the Board of Directors and the Compensation Committee will have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

The Board may grant at any time to any eligible person an option entitling such person to purchase common shares in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option are contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common shares at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder can exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, and subject any stock exchange requirements, all of the options granted under the Plan vest in eight equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the greater of (i) closing price of the common shares on the trading day immediately preceding the grant date and (ii) the weighted average closing price of the five (5) trading days immediately prior to the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options are forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions are set by the Compensation Committee in its discretion.  The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.

Employment Contracts

Albert Wahbe, Chief Executive Officer, is employed pursuant to an employment agreement, effective April 2, 2008, and renewed effective April 2, 2010 for one year, which currently provides for an annual base compensation of up to Cdn$450,000, payable in up to 300,000 common shares (75,000 quarterly), bonus of up to Cdn$300,000, payable in up to 200,000 common shares and reimbursement of up to Cdn$72,000 per annum in expenses.  The agreement is renewable after the one year at the discretion of the Board and may be terminated upon payment of the remaining balance of the agreement in the event of an involuntary termination within 12 months of a change in control (as defined).  Mr. Wahbe is entitled to receive salary and bonus payable for the balance of the term of this agreement.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change of control provisions and non-disclosure provisions.  Assuming a triggering event took place on December 31, 2010, Mr. Wahbe would have been entitled to receive total compensation from the Corporation of 500,000 common shares (valued at $235,000 on December 31, 2010) or 1,000,000 common shares (valued at $470,000 on December 31, 2010) relating to termination or termination following a change-in-control, respectively.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract, effective April 1, 2008, as amended, which provides for an annual base salary of Cdn$190,000, reimbursement of up to Cdn$18,000 per annum in expenses and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of twelve months’ salary, expense reimbursement and bonus upon termination of employment, and payment of 18 months’ salary, expense reimbursement and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control within 18 months of a change of control.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change of control provisions, non-disclosure provisions and is renewable annually, subject to certain termination provisions.  Assuming a triggering event took place on December 31, 2010, Mr. Hackett would have been entitled to receive total compensation from the Corporation of $310,000 or $465,000 relating to termination or termination following a change-in-control, respectively.

David Annan, Chief Technology Officer, is employed pursuant to a written employment contract, effective January 1, 2009, which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon  the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment, and payment of 12 months’ salary upon termination as a result of a change-in-control within 12 months of a change of control.  All unvested options shall vest upon a change of control.  The employment agreement also contains certain change-in-control bonuses and non-disclosure provisions.  Assuming a triggering event took place on December 31, 2010, Mr. Annan would have been entitled to receive total compensation from the Corporation of $181,000 or $201,000 relating to termination or termination following a change-in-control, respectively.

Salah Machani, Vice President of Engineering and Chief Architect, is employed pursuant to a written employment contract dated June 1, 2007, as amended.  The contract provides for an annual base salary of Cnd$190,000 and a performance bonus of Cdn$85,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment and payment of 12 months’ salary upon termination as a result of a change-in-control within 6 months of a change of control.  The employment agreement also contains certain change-in-control bonuses and non-disclosure provisions.  Assuming a triggering event took place on December 31, 2010, Mr. Machani would have been entitled to receive total compensation from the Corporation of $96,000 or $191,000 relating to termination or termination following a change-in-control, respectively.

Hussam Mahgoub, Senior Vice President Corporate Development and Research, is employed pursuant to a written employment contract dated January 1, 2005, as amended. The contract provides for an annual base salary of Cnd$152,000 and a performance bonus of Cnd$70,000, payable upon the achievement of corporate objectives. The contract provided for payment of six months salary upon termination of employment.  The employment agreement also contained certain change of control bonuses. All unvested options shall vest upon a change of control. The employment agreement also contains certain change of control provisions, non-disclosure provisions and is renewable annually, subject to certain termination provisions. Assuming a triggering event took place on December 31, 2010, Mr. Mahgoub would have been entitled to receive total compensation from the Corporation of $147,000 or $96,000 relating to termination or termination following a change-in-control, respectively.

Other Termination and Change of Control Benefits

In addition to the benefits provided by the Corporation as detailed under the ‘Employment Contracts’ section above, the Named Executives are entitled to any payments for medical, health, or other benefits the Named Executive receives immediately prior to termination, for the applicable severance payment period.  Each of the management contracts with the Named Executive Officers contains provisions dealing with non-disclosure, non-competition and intellectual property assignments.

Compensation of Directors

In making recommendations to the Board of Directors relating to director compensation, the Compensation Committee considered directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume.  The remuneration due to each Director was calculated consistently with the previous year.  Directors were reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Directors.  Non-management Directors receive annual compensation of $50,000, payable in common shares.  During 2010 (on March 31st at $0.45per common share, June 30th at $0.45 per common share, September 30th at $0.45 per common share and December 31st at $0.47 per common share) the Corporation issued a total of 325,000 common shares to non-management Board members in satisfaction of the annual compensation.  The Board received no compensation during fiscal 2010 for attending meetings of the Board of Directors or a committee of the Board of Directors.

Director Compensation Table

The following table reflects in detail the total compensation earned by the directors of the Corporation (other than a director that is also a NEO) for the fiscal year ended December 31, 2010.

Name	Fees earned	Share awards ($)	Option award	Non-equity incentive plan compensation	All other compensation	Total ($)
Ravi Chiruvolu	–	34,125	–	–	–	34,125
Richard Eidinger		8,813	–	–	–	8,813
Gregory Milavsky	–	34,125	–	–	–	34,125
Philippe Tardif	–	34,125	–	–	–	34,125
James Wigdale, Jr.	–	34,125	–	–	–	34,125

(1)

Mr. Wahbe, Chairman, is currently being compensated as Chief Executive Officer.  See discussion above and “Employment Contracts”.

Directors’ Outstanding Option-Based and Share-Based Awards

The following table shows all awards outstanding to each director (other than a director that is also a Named Executive Officer) as at December 31, 2010.

Name	Option Awards				Share Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested
Ravi Chiruvolu	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	–	–	–
Richard Eidinger	–	–	–	–	–	–
Gregory Milavsky	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	–	–	–
Philippe Tardif	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	–	–	–
James Wigdale, Jr.	50,000 50,000	0.49 0.83	January 2, 2013 July 3, 2012	–	–	–

Directors’ Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director (other than a director that is also a Named Executive Officer) as at December 31, 2010.

Name	Option awards – Value during the year on vesting	Share awards – Value during the year on vesting	Non-equity incentive plan compensation – Pay-out during the year
Ravi Chiruvolu	–	34,125	–
Richard Eidinger	–	8,813	–
Gregory Milavsky	–	34,125	–
Philippe Tardif	–	34,125	–
James Wigdale, Jr.	–	34,125	–

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers.  The annual premium payable by the Corporation in respect of such insurance is $27,300 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000.  In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy.  No claims have been made under these policies to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the executive officers, directors, employees or former executive officers, directors or employees of the Corporation or any of its subsidiaries, any proposed nominee for election as a director or any of their respective associates is or has been indebted to the Corporation at any time during the most recently completed fiscal year other than for routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Descriptions of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation and any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries can be found at Item 7-B Related Party Transactions and Item 10-C Material Contracts in the Corporation’s Amended Annual Report for the fiscal year ended December 31, 2010 filed on Form 20-F with the SEC and with the applicable Canadian securities regulatory authorities on March 4, 2011, which items are incorporated by reference herein.  This document is available on the SEC website at www.sec.gov and the SEDAR website at www.sedar.com and, upon request, the Corporation will promptly provide the copy free of charge to a security holder of the Corporation.  The address of each person whose interest in each such transaction is disclosed is c/o Diversinet Corp., 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, M2J 5B5.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation’s corporate governance practices is set out below in response to the requirement of National Instrument 58-101 (Disclosure of Corporate Governance Practices) of the Canadian Securities Administrators (“NI 58-101”).

Board of Directors

The Corporation’s Board presently consists of six directors who are elected annually.  Each director elected will hold office until the close of business of the Corporation’s first annual meeting of shareholders following his election unless his office is earlier vacated.  The Board has established three standing committees:  the Audit Committee, the Compensation Committee and the Governance Committee.  Committee members are appointed annually by the Board following the Corporation’s annual meeting of shareholders.

The Board has delegated to the Chief Executive Officer and senior management the responsibility for day-to-day management of the business of Diversinet, subject to compliance with the plans approved from time to time by the Board of Directors.  In addition to those matters which must be by law or by the Articles of the Corporation be approved by the Board, the Board retains responsibility for significant changes in the Corporation’s affairs such as approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Board oversees the identification of the principal risks of the Corporation’s business and the implementation by management of appropriate systems to manage such risks. The Board reviews from time to time organizational matters such as succession planning. Given current management’s tenure, their vast experience and low turnover, succession planning is not seen as critical at the present time by the Board.  The following directors are “independent” within the meaning of NI 58-101: Richard Eidinger, Gregory Milavsky, and Philippe Tardif.  Albert Wahbe is not independent, as he is Chairman and Chief Executive Officer of the Corporation and he is also considered to be an “affiliated entity” as per NI 52-110.  James Wigdale is not independent as he received more than $75,000 in consulting fees from the Corporation in a twelve month period within the last three years and he is also considered to be an “affiliated entity” as per NI 52-110.  Alan Portela is not independent as he has entered into a consulting agreement under which he will receive more than $75,000 per year.

Directorship

None of the directors is presently a director of any other issuer that is a reporting issuer (or the equivalent) in any jurisdiction.

Orientation and Continuing Education

The Board of Directors of the Corporation takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background.  This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Corporation’s business will be necessary and relevant to each new director.  Once determined, one or more existing directors, who may be assisted by the Corporation’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

Orientation and education of directors is an ongoing matter.  As such, ongoing informal discussions between management and members of the Board are encouraged and visits to the Corporation’s operations are organized.

Ethical Business Conduct

The Corporation is committed to promote the highest standard of ethics and integrity in the pursuance of all of its activities.  Furthermore, the directors, officers and employees of the Corporation are expected to act and to hold their office with a view to the best interests of the Corporation.  The Corporation expects that all directors shall act in compliance with all laws and regulations applicable to their office as director of the Corporation.

In the event any transactions or agreements occur in respect of which a director or executive officer has a material interest, the matter must be reviewed by the Board of Directors.  The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment.  In the event a director has a material interest in any transaction or agreement, such Director will abstain from voting in that regard.

As part of its stewardship responsibilities, the Board of Directors has approved a formal “Code of Business Conduct and Ethics” that govern the behavior of the Corporation’s directors, officers and employees.  Furthermore, the Board of Directors has approved a formal “Whistle Blower Policy” to complement the procedures already existing in the Code of Conduct and Ethics.  The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers.  Disclosure will be made by the Corporation of any waiver from these standards granted to the Corporation’s directors or officers in the Corporation’s quarterly report that immediately follows the grant of such waiver. No waiver has been granted to date.

Nomination of Directors

The Governance Committee assists the Board of Directors in seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  During 2010 the Governance Committee considered the competencies, skills and contribution of each director generally and in the context of the strategic direction of the Corporation.  The Governance Committee recommended a canvass of possible candidates with U.S. health care experience.  Following such canvass, the Governance Committee recommended to the Board the appointment of two new directors with extensive experience with U.S. health care industry.  Dr. Eidinger, with his background in healthcare, was appointed in September 2010.  Mr. Portela, with more than 25 years of leadership experience in IT as a strategic advisor for both medical centers and healthcare companies was appointed in May 2011.  The Governance Committee also considered the number of directors which should form the Board.  The Committee recommended that the number of directors to be nominated for election at the Meeting to be set at six, having regard to the mandate of the Board, the strategic direction of the Corporation and the current priorities of the Corporation.

Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  For further discussion regarding compensation see the “Compensation Discussion and Analysis” section below.

Assessments

The Governance Committee is responsible for assessing the individual and collective effectiveness of the Board.  Assessments are completed on an informal and ad hoc basis.

ADDITIONAL INFORMATION AND GENERAL

Additional information relating to the Corporation appears on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.  A copy of the Corporation’s financial statements and management’s discussion and analysis is available without charge to shareholders upon written request to the Secretary of the Corporation at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.  Financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2010.

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular and that a copy of this Circular has or will be sent to each director, each shareholder entitled to the Notice of Meeting to which this Circular relates and the auditor of the Corporation.

DATED at Toronto, Ontario, the 31st day of May, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Albert Wahbe

Albert Wahbe, Chairman and CEO

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D i v e r s i n e t

2 0 1 0  A n n u a l  R e p o r t

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Dear Fellow Shareholders:

In 2010, Diversinet advanced the commercial introduction of its secure mobile health care solutions, highlighted by new commercial and government contracts. We also released new mobile health products and enhancements, obtained important new patents, and furthered our more focused mobile health strategy.

The events and milestones in 2010 were both significant and far-ranging:

•

We reached a settlement with AllOne and its parent company, AllOne Heath Group, whereby our 2008 license and revenue share agreement with AllOne was ended and AllOne paid us $4 million to settle any future obligations. The parent company of AllOne returned for cancellation all of the common shares of Diversinet it owned, totalling nearly 7 million shares. This represented a reduction of approximately 14% of our issued and outstanding common shares. The stock-purchase agreement between the parent company and Diversinet was also terminated, including certain common share put rights and board representation rights. Perhaps most important, we retained complete ownership and control over the intellectual property we developed during our relationship. All together, the settlement put us in a very strong position to roll out our new mobile health strategy in 2010.

•

In 2010 we significantly advanced the capabilities of our secure mobile health product offering. We introduced MobiSecure® SMS, a product that allows healthcare organizations and providers to exchange sensitive information with customers over a wider range of mobile devices and service plans while maintaining a secure and trusted environment. We also introduced Release 4.0 of MobiSecure® Publisher, which features new advanced personalization tools ideally suited to healthcare organizations. With MobiSecure’s turn-key capability, this can now be accomplished without undergoing extensive product development and testing, while also maintaining feature flexibility, security and branding.

•

Diversinet was awarded three patents to provide wireless carriers, device vendors and other members of the mobile ecosystem advanced methods for resolving two of the industry’s biggest problems: security and fragmentation. With these three new patents, Diversinet’s intellectual property portfolio has 15 patents in the U.S., Canada and Israel, with 33 patents pending.

•

Mark Trigsted was appointed to the new position of Executive Vice President, Healthcare, with responsibilities for global business development and sales. Mark is leading the expansion of our partner network and customer base in the growing market for mobile healthcare applications. To support Mark, we added three U.S.-based sales executives with deep and diverse healthcare-IT experience.

•

In June, Colonel Ronald Poropatich, M.D., the deputy director of the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command), presented the results of its mCare program to the U.S. House of Representatives’ Veterans Affairs Health Subcommittee. mCare is the Army’s mobile health application for wounded warriors which is powered by Diversinet’s MobiSecure platform. In November, following the successful conclusion of the one-year pilot program, the Army awarded Diversinet a five-year contract to support expansion of mCare. This contract licensed MobiSecure SMS for the first time. The agreement is expected to generate first-year revenues of more than $390,000.

As we enter 2011, we remain focused on the key elements of the our mobile health strategy, which include introducing new products and product enhancements, creating customized portals to support mobile health applications, and expanding our network of healthcare partners. And we are already seeing results: Based on the strong progress of our Mihealth pilot program, we recently entered into a five-year, $5 million exclusive Canadian reseller agreement with Mihealth Global Systems for our MobiSecure health solutions. This new relationship enables us to focus on the large opportunities in the U.S., while Mihealth Global Systems serves Canada and other international markets.

I would like to again thank our shareholders, dedicated staff and business partners for their support over this past year. As 2011 progresses, we will continue to leverage our proven, secure mobile solutions in the rapidly growing wireless health and mHealth marketplace, and build upon the strong foundation of accomplishments we made in 2010.

Regards,

/s/ Albert Wahbe

Albert Wahbe, Chairman and Chief Executive Officer

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our audited consolidated financial statements and the accompanying notes.  We report our audited consolidated financial statements in accordance with United States generally accepted principles (“GAAP”).  The Company previously reported its consolidated financial statements in accordance with Canadian GAAP.  All dollar amounts in this MD&A are in United States, or U.S. dollars unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report and our annual report for the year ended December 31, 2010 for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at March 4, 2011.

Please find attached the Consolidated Balance Sheets as at December 31, 2010 and 2009, the Consolidated Statements of Net Income (Loss), Comprehensive Income (Loss), the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, and the Notes to Consolidated Financial Statements for Diversinet Corp.  Our financial statements have been prepared in accordance with United States generally accepted accounting principals (GAAP).  These principles conform in all material respect with Canadian GAAP except as described in Note 16 to our consolidated statements.  Management believes the differences between line items under U.S. GAAP and those under Canadian GAAP are not significant.  These differences largely relate to differences in accounting for stock-based compensation (and their related reclassification within shareholders equity) and the contingently puttable common stock.

Overview: Our Business and Strategy

Diversinet Corp. (Healthcare. Connected and Protected) provides applications that securely connect people with their information – anyway, anytime and anywhere.  Diversinet is focusing on healthcare, connecting users to their healthcare information through providers and payers.  Diversinet’s reliable, end-to-end MobiSecure platform offers global, secure and cost-effective applications to meet rapidly growing needs for mobile personal health records.

Founded in 1997 and based in Toronto, Canada, Diversinet offerings are derived from personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, tablets and personal computers.  Our scalable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure® Publisher (formerly Wallet and Vault), to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure SoftToken enables health care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure mTokens (One Time Passwords) are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including Apple iOS, Android, Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure mClient is a client-side secure container application, which can access or hold confidential personal information and access information via fax, email and SMS.  It operates in concert with the MobiSecure Publisher, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Publisher provides large file storage and backup to the MobiSecure mClient and is accessible through web service interfaces and adaptors.  Diversinet’s MobiSecure SMS enables the exchange of sensitive information instantly via any mobile device in a secure and trusted environment.  It’s ideal for individuals without data plans.  The SMS product consists of mText (mobile client) and a secure SMS gateway.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

Selected Annual Information

The selected annual information presented below is based on the audited consolidated financial statements.

For the year ended December 31	2010	2009	2008
Revenues	$4,931,834	$7,972,929	$4,614,790
Net income (loss) for the year	1,867,074	1,910,799	(1,949,333)
Basic and diluted income (loss) per share	0.04	0.04	(0.04)
Weighted average number of common shares	45,029,121	47,191,669	44,454,008
Dividends declared per share	–	–	–

As at December 31	2010	2009	2008
Cash and cash equivalents	12,458,750	12,667,842	12,075,422
Total assets	12,767,656	13,000,867	12,388,032
Total liabilities	751,414	578,786	3,326,395

Operating Results

Year ended December 31, 2010 compared to year ended December 31, 2009

For the years ended December 31, 2010 and 2009, we reported revenues of $4,932,000 and $7,973,000, respectively.  We generated 98% (99% in 2009) of our revenues from the United States and 2% (1% in 2009) from the Asia Pacific region during the year ended December 31, 2010.  During 2010, we generated 3% (7% in 2009) of our revenues from consulting services and 97% (93% in 2009) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2010, 97% of our revenue came from two customers, AllOne and Intersections (98% in 2009).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue will continue to be concentrated among relatively few new customers for the near future.

In September 2008, Diversinet entered into a five year license and revenue sharing agreement (“2008 Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), which in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  On January 20, 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the 2008 Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future minimum commitments and any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  Furthermore, under the Settlement and Mutual Release Agreement the Stock Purchase Agreement dated August 31, 2007 between HSA and Diversinet was terminated, including certain common share put rights and board representation rights of HSA.  Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement.  The Company recognized $3,500,000 of the consideration received as revenues in Q2 2010.  The difference between the total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA).

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  In December 2008, we amended the license and VAR agreement to change the contract term to November 2010.  This amendment provided for minimum license fees of $850,000 and $1,310,000 over the two years ended November 2010, respectively, payable quarterly in advance.  The VAR has been renewed without the minimum license fees and Intersections continues to use our software.

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $23,000 (gross margin of 99%) for the year ended December 31, 2010 compared to $175,000 (gross margin of 98%) for 2009, largely due to less consulting services activity during 2010.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance, support and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $3,112,000 for the year ended December 31, 2010 compared to $3,352,000 for 2009.  The decrease in research and development costs in 2010 was largely due to the $208,000 received from our research and experimental development (SRED) claim for fiscal 2009 and the decrease in the head count from 31 to 29 during the year.  In 2010, product developments costs of $9,000 ($54,000 in 2009) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,783,000 for the year ended December 31, 2010 compared to $1,448,000 for 2009.  The increase in 2010 of the sales and marketing expenses is related mainly to an increase in overall salaries of $172,000, consulting services of $80,000 and marketing expenses of $85,000.  In May 2010, we hired Mark Trigsted to lead the expansion of Diversinet’s U.S. partner network and customer base.  In 2010 we added three additional sales people to focus on the U.S. market.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $1,889,000 for the year ended December 31, 2010 compared to $2,326,000 for 2009.  Included in the December 31, 2010 general and administrative expenses is $659,000 ($1,196,000 for 2009) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation expense was $66,000 for the year ended December 31, 2010 compared to $76,000 for 2009. The decrease in depreciation in 2010 is consistent with the property and equipment asset base.

Foreign exchange gains were $190,000 for the year ended December 31, 2010 compared to $1,253,000 for the year ended December 31, 2009.  During 2010, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:0.99 to 1:1.08.  During 2009, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:1.05 to 1:1.26. During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  We earned interest and other income of $57,000 during 2010 compared to $61,000 for 2009 through investing our excess cash.  Current interest rates for short term investment grade investments continue to be low.

As discussed above, with the completion of the Settlement and Mutual Release Agreement with AllOne and AHG, HSA returned for cancellation 6,956,152 Diversinet common shares.  We have valued the returned shares at $3,061,000 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  Furthermore, $500,000 of the $4 million paid by AllOne has been allocated to other income as it did not meet the presentation criteria for revenue.

We reported net income for the year ended December 31, 2010 of $1,867,000 compared to a net income of $1,911,000 for 2009.  The net income includes stock-based compensation expense relating to the issuance of common shares, options and warrants of $659,000 and $1,196,000 during 2010 and 2009, respectively.  The 2010 net income includes the gain from foreign exchange of $190,000 ($1,253,000 in 2009) and other income of $3,561,000 (2009 – nil).  Basic earnings per share for 2010 was $0.04 compared to a earnings per share of $0.04 in 2009 based on a weighted average of 45,029,000 and 47,192,000 common shares, respectively.  At December 31, 2010, the Company had 42,285,171 (48,335,872 – 2009) common shares outstanding and 47,749,984 (53,973,535 – 2009) common shares on a fully diluted basis.

Unaudited quarter ended December 31, 2010 compared to the unaudited quarter ended December 31, 2009

For the quarter ended December 31, 2010, we reported revenue of $106,000 compared to $2,069,000 for the quarter ended December 31, 2009.  During the quarter, we generated 43% (5% in 2009) of our revenue from consulting services and 57% (95% in 2009) from licensing.  The higher revenue for the 2009 quarter was largely due to the AllOne quarterly minimum commitment fees of $1,625,000 and Intersections quarterly minimum license fees of $330,000.

Cost of revenues were $1,000 (gross margin of 99%) for the quarter ended December 31, 2010 compared to $49,000 (gross margin of 98%) for the same quarter in 2009.  The change is due to the allocation of development costs to cost of revenues related to the redeployment of employees to complete customer projects of $1,000 in Q4 2010 ($6,400 in Q4 2009) and the allocation of $nil ($43,000 Q4 2009) of consulting fees related to Intersections.

Research and development expenses were $817,000 for the quarter ended December 31, 2010 compared to $1,262,000 for the same period of 2009.  The decrease in Q4 costs was mainly due to a decrease in employee bonuses of $302,000 and a decrease in professional fees of $104,000.  Sales and marketing expenses were $503,000 for the quarter ended December 31, 2010 compared to $365,000 for the same period of 2009.  The increase in sales and marketing expenses in Q4 2010 was due primarily to the addition of the U.S. sales team during the second half of 2010.  The Q4 2010 general and administrative expenses were $377,000 compared to $932,000 for the same period in 2009.  The decrease is largely due to a reduction in stock-based compensation of $170,000, employee bonuses of $268,000 and professional services of $117,000.

Depreciation expense was $17,000 for the quarter ended December 31, 2010 compared to $20,000 for the same period of 2009.

We reported a net loss of $1,505,000 for the quarter ended December 31, 2010 compared to a net loss of $406,000 for the quarter ended December 31, 2009.  The net loss per share was $(0.04) for the quarter ended December 31, 2010 and net loss per share $(0.01) for the quarter ended December 31, 2009 based on a weighted average of 42,083,000 and 47,443,000 common shares, respectively.

Year ended December 31, 2009 compared to year ended December 31, 2008

For the years ended December 31, 2009 and 2008, we reported revenues of $7,973,000 and $4,615,000, respectively.  We generated 99% (96% in 2008) of our revenues from the United States, 1% (3% in 2008) from the Asia Pacific region, nil% (1% in 2008) from Canada during the year ended December 31, 2009.  During 2009, we generated 7% (22% in 2008) of our revenues from consulting services and 93% (78% in 2008) from licensing.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  During 2009, 98% of our revenue came from two customers, AllOne and Intersections (95% in 2008).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue base is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

In September 2008 we entered into a license and revenue share agreement with AllOne Mobile Corporation.  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AHG who in turn is a subsidiary of HSA.  Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum commitment fee of $5.5 million in the first contract year, and is entitled to receive $7 million in years two and three.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product and as a result the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee would be recognized ratably over the non-cancelable term of the arrangement beginning with the delivery of the first product.  During 2009 this agreement generated $6,500,000 (2008 - $2,167,000) in revenue.

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Costs of revenues were $175,000 (gross margin of 98%) for the year ended December 31, 2009 compared to $308,000 (gross margin of 93%) for 2008.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in performing services under contracts.

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $3,352,000 for the year ended December 31, 2009 compared to $2,602,000 for 2008.  The increase in research and development costs in 2009 was largely due to the increase of 13% in head count (from 28 to 32 people) in this department.  In 2009, product developments costs of $54,000 ($252,000 in 2008) were reallocated from research and development to cost of revenues as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.

Sales and marketing expenses include compensation of sales (salary and commissions) and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,448,000 for the year ended December 31, 2009 compared to $1,862,000 for 2008.  The decrease in 2009 of the sales and marketing expenses is related mainly to a decrease in overall salaries of $66,000, consulting services of $110,000 due to the termination in 2008 of a Director’s consulting agreement, and travel and media relations expenses of $148,000.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $2,326,000 for the year ended December 31, 2009 compared to $2,512,000 for 2008.  Included in the December 31, 2009 general and administrative expenses is $1,196,000 ($1,389,000 for 2008) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the common shares, stock options and warrant grants.

Depreciation expense was $76,000 for the year ended December 31, 2009 compared to $155,000 for 2008. The decrease in depreciation in 2009 is due to the write down of certain assets in 2008.

Foreign exchange gains were $1,253,000 for the year ended December 31, 2009 compared to $655,020 for the year ended December 31, 2008.  During 2009, the U.S./Canadian dollar exchange rate fluctuated from approximately 1:1.05 to 1:1.26.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  We earned interest and other income of $61,000 during 2009 compared to $220,000 for 2008 through investing our excess cash.  Current interest rates for short term investment grade investments have decreased over the past year.

We reported net income for the year ended December 31, 2009 of $1,911,000 compared to a net loss of $1,949,000 for 2008.  The net income and loss include stock-based compensation expense relating to the issuance of common shares, options and warrants of $1,196,000 and $1,389,000 during 2009 and 2008, respectively.  The 2009 net income includes the gain from foreign exchange of $1,253,000 ($655,000 in 2008).  Basic earnings per share for 2009 was $0.04 compared to a loss per share of $(0.04) in 2008 based on a weighted average of 47,192,000 and 44,454,000 common shares, respectively.

Liquidity and Capital Resources

Year ended December 31, 2010 compared to year ended December 31, 2009

Cash and cash equivalents at December 31, 2010 were $12,459,000 compared with $12,668,000 at December 31, 2009.  The net change in cash and cash equivalents at December 31, 2010 was a decrease of $209,000 compared with an increase of $592,000 in 2009.  The 2010 decrease was largely due to cash used in operations of $476,000, which was offset by foreign exchange gains of $190,000 and the exercise of options in an amount of $129,000.  The net change in fiscal 2009 was largely due to foreign exchange gains of $1,253,000 and the exercise of options in an amount of $254,000 which was offset by cash used in operations of $775,000.  Cash used in investing activities for 2010 and 2009 is the result of the purchase of capital assets of $29,000 and $38,000 respectively.

We are not subject to material financial market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past financings.  We have not used derivative financial instruments in our short-term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

We believe that our cash and cash equivalents as at December 31, 2010 of $12,459,000 is sufficient to meet our short-term working capital requirements beyond the next twelve months.  We may need to raise additional amounts to meet future working capital requirements through private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

The following table presents unaudited selected financial data for each of the last eight quarters ended December 31, 2010:

	Revenue for the period	Net income (loss) for the period	Net income (loss) per share
	($000’s)	($000’s)	($)
December 31, 2010	106	(1,505)	(0.04)
September 30, 2010	394	(933)	0.02
June 30, 2010	3,856	5,135	0.11
March 31, 2010	576	(1,005)	(0.02)
December 31, 2009	2,069	(406)	(0.01)
September 30, 2009	1,949	1,078	0.02
June 30, 2009	1,945	1,056	0.02
March 31, 2009	2,010	182	0.00

Period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.

Quarter ended December 31, 2010 compared to quarter ended December 31, 2009

The net decrease in cash and cash equivalents for the fourth quarter of 2010 was $1,339,000 compared to an increase of $607,000 for the fourth quarter of 2009.  The Q4 2010 decrease is largely due to cash used in operations of $1,412,000, offset by a foreign exchange gain of $61,000, and the issue of common shares from the exercise of options for cash of $13,000.  The Q4 2009 increase is largely due to cash provided by operations of $202,000, a foreign exchange gain of $162,000, and the issue of common shares from the exercise of options for cash of $254,000.  Cash used in investing activities for Q4 2010 and Q4 2009 is the result of the purchase of capital assets of $2,000 and $10,000 respectively.

Year ended December 31, 2009 compared to year ended December 31, 2008

Cash and cash equivalents at December 31, 2009 were $12,668,000 compared with $12,075,000 at December 31, 2008.  The net change in cash and cash equivalents at December 31, 2009 was an increase of $592,000 compared with $3,681,000 in 2008.  The 2009 increase was largely due to foreign exchange gains of $1,253,000 and the exercise of options in an amount of $254,000 which was offset by cash used in operations of $775,000.  The net change in fiscal 2008 was largely due to the exercise of warrants in an amount of $1,774,000, cash provided by operations of $1,347,000 and foreign exchange gains of $655,000.  Cash used in investing activities for 2009 and 2008 is solely the result of the purchase of capital assets of $38,000 and $30,000 respectively.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this annual report.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.  Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and operating effectiveness of internal controls over financial reporting as at December 31, 2010.  In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to identify any material weaknesses with respect to our internal control over financial reporting as of December 31, 2010.  A material weakness in internal controls over financial reporting is a significant deficiency, or a combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  Based on this assessment, management concluded that internal control over financial reporting is effective, as of December 31, 2010.

During the year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

On September 15, 2010, the SEC published a final rule removing the requirements for non-accelerated filers to include an auditor’s report on the effectiveness of a registrant’s internal control over financial reporting and conforming the SEC rules concerning management’s disclosure in the annual report regarding inclusion of such a report to provide that the disclosure only applies if such a report is included.  Without this exemption, non-accelerated filers with fiscal years ending on or after June 15, 2010 would have been required to comply with the internal control audit requirements of the Sarbanes-Oxley Act.  As the Company qualifies as a non-accelerated filer, it is not required to have an audit’s report on the effectiveness of its internal control over financial reporting.  The requirement would change in future years if the Company no longer qualified to be a non-accelerated filer.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $314,347.  The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	314,347	236,120	78,227	–	–
Total	$314,347	$236,120	$78,227	–	–

During February 2011, Diversinet Corp. (Delaware) entered into an office lease for our U.S. sales office.  The U.S. sales office is located in leased premises of approximately 2,987 square feet at 222 West Las Colinas Boulevard, Suite 1405-North, Irving, Texas.  The lease for our sales office expires on or about October 2016.

Related Party Transactions

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer.  In April 2008, Mr. Wahbe entered into a three year employment agreement, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation currently consists of salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO.  During 2009 Mr. Wahbe received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2010, Albert Wahbe owns 8,775,000 common shares and 1,500,000 options, representing approximately 23.5% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During 2009 HSA received 99,395 Diversinet common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As part of the August 2007 private placement, HSA acquired 6,756,757 common shares.  During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  The Company has had commercial transactions with subsidiaries of HSA as disclosed herein.  As at December 31, 2010, HSA owned no common shares of the Company.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, and stock based compensation. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.  The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements.  There have not been any changes to the Company’s critical accounting policies and estimates during the past three fiscal years.

Revenue recognition: The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) License revenue:

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectability is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

In instances when licenses are granted and the Company commitments to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.  Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. Maintenance revenue is recognized ratably over the term of the maintenance contract.

Allowance for doubtful accounts

The Company has an accounts receivable balance of $75,000 at December 31, 2010 (2009 – $80,000).  The Company’s historical revenues and related accounts receivable balances have fluctuated significantly.  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care, identity management, financial and mobile network and security service providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2010, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

Income tax estimates

Management continually reviews the estimates of the valuation of future income tax assets.  This involves the use of judgment in the estimation of future income projections, actual tax exposures, assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carry-forwards.  The Company is required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carry forwards.

Changes in the forecasts of future profitability, the utilization of income tax loss carry forwards, the valuation allowance, and changes in tax rates could have a material impact on the reported amounts for future income tax assets and future income tax expense.  The Company currently has a 100% valuation allowance against its future tax assets.

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted.  The Company’s policy is to determine the exercise price of an option based on the grant date fair value of the award.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options.  The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

The risk free interest rate is based on the then current risk free interest rate for the expected life of the option.  The dividend yield is based on the Company’s historical practice of dividend payments.  The volatility factor is based on analysis of the history of the Company’s share price and management’s estimate of the expected volatility over the respective terms of the options.  The expected life of the option is based on the expected length of time options are estimated to remain outstanding.  The Company also estimates the expected forfeiture rate for options granted and true’s up this estimate over time.

Changes in Accounting Policies Not Yet Adopted

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue no. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model.

Additionally, in October 2009 the FASB also issued Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position no. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  Both of these updates are effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model.  The Company will adopt these policies commencing January 1, 2011.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Impact of current economic conditions: The current economic conditions may negatively impact the Company’s financial viability, including longer sales cycles and customer’s unwillingness to adopt new technologies.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Intersections agreement have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

Financial resources:  The Company’s consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations may not be sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business beyond 12 months.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at December 31, 2010, two customers accounted for 76% and 21% of our total 2010 consolidated revenues.  With the termination of the AllOne agreement, our agreement with Intersections is currently our only long term license agreement.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2010, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2010 and 2009 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2010.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the annual report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the annual report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The Audit Committee has responsibility for engaging or re-appointing the Company’s independent auditors.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Board (United States).  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Albert Wahbe	/s/ David Hackett
Albert Wahbe, Chief Executive Officer March 4, 2011	David Hackett, Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Diversinet Corp.

We have audited the accompanying consolidated balance sheets of Diversinet Corp. and subsidiaries as at December 31, 2010 and December 31, 2009 and the related consolidated statements of net income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010 in conformity with US generally accepted accounting principles.

/s/ KMPG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 4, 2011

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2010	2009
Assets
Current assets:
Cash and cash equivalents	$ 12,458,750	$ 12,667,842
Accounts receivable, net (note 2(c))	75,150	79,717
Prepaid expenses	52,773	35,182
Total current assets	12,586,673	12,782,741

Property and equipment, net (note 3)	180,983	218,126
Total assets	12,767,656	$ 13,000,867

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 143,253	$ 148,531
Accrued liabilities (note 4)	562,994	296,255
Deferred revenue	45,167	134,000
Total current liabilities	751,414	578,786

Contingently puttable common stock (note 6)	–	5,000,000

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
42,285,171 (48,335,872 – 2009)
common shares (note 7)	85,583,198	94,276,106
Additional paid-in capital	19,346,409	7,940,124
Share purchase warrants (note 7)	21,242	7,732
Deficit	(91,413,886)	(93,281,160)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	12,016,242	7,422,081

Total liabilities and shareholders’ equity	$ 12,767,656	$ 13,000,867

Commitments and contingencies (note 11)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Albert Wahbe

/s/ Gregory Milavsky

Albert Wahbe, Chairman

Gregory Milavsky, Director

#

DIVERSINET CORP.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(In United States dollars)

For the year ended December 31	2010	2009	2008
Revenues (note 5)	$ 4,931,834	$ 7,972,929	$ 4,614,790
Cost of revenues	22,860	175,138	307,946
Gross margin	4,908,974	7,797,791	4,306,844

Expenses:
Research and development	3,112,225	3,351,742	2,601,833
Sales and marketing	1,783,211	1,448,000	1,862,337
General and administrative	1,888,908	2,326,380	2,512,454
Depreciation	65,788	75,559	154,881
	6,850,132	7,201,681	7,131,505

Income (loss) before the undernoted:	(1,941,158)	596,110	(2,824,661)

Foreign exchange gain	190,448	1,253,375	655,020
Interest income	57,277	61,314	220,308
Other income (note 5)	3,560,707	–	–
Net income (loss) for the year and comprehensive net income (loss)	1,867,274	1,910,799	(1,949,333)

Basic and diluted earnings (loss) per share (note 8)	$ 0.04	$ 0.04	$ (0.04)
Weighted average common shares outstanding	45,029,121	47,191,669	44,454,008
Weighted average fully diluted common shares outstanding	45,029,121	47,295,515	44,454,008

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Shareholders’ Equity

(In United States dollars)

	Share Capital	Additional Paid-In Capital	Share Purchase Warrants	Deficit	Cumulative Translation Adjustment	Shareholders’ Equity
Balance December 31, 2007	$ 90,459,761	$ 5,596,279	$ 1,555,453	$(93,242,626)	$(1,520,721)	$ 2,848,146
Net income (loss)				(1,949,333)		(1,949,333)
Stock options, warrants exercised	1,773,500					1,773,500
Shares issued for services	617,988					617,988
Compensation expense		771,336				771,336
Warrants exercised or expired		1,203,968	(1,541,766)			(337,798)
Value of options exercised	337,798					337,798
Balance December 31, 2008	93,189,047	7,571,583	13,687	(95,191,959)	(1,520,721)	4,061,637
Net income (loss)				1,910,799		1,910,799
Stock options, warrants exercised	254,074					254,074
Shares issued for services	414,188		7,732			421,920
Compensation expense		787,338				787,338
Warrants cancelled or expired			(13,687)			(13,687)
Value of options exercised	418,797	(418,797)				-
Balance December 31, 2009	94,276,106	7,940,124	7,732	(93,281,160)	(1,520,721)	7,422,081
Net income (loss)				1,867,274		1,867,274
Stock options, warrants exercised	128,604					128,604
Shares issued for services	284,750		13,510			298,260
Compensation expense		421,173				421,173
Value of options exercised	84,288	(84,288)				-
Shares cancelled	(9,190,550)	11,129,844				1,939,294
Options cancelled or forfeited		(60,444)				(60,444)
Balance December 31, 2010	$ 85,583,198	$ 19,346,409	$ 21,242	$(91,413,886)	$(1,520,721)	$ 12,016,242

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2010	2009	2008

Cash provided by (used in):

Operating activities:
Net income (loss) for the year	$ 1,867,274	$ 1,910,799	$ (1,949,333)
Items not involving cash:
Depreciation	65,788	75,559	154,881
Foreign exchange gain	(167,297)	(1,151,363)	(590,836)
Other income	(3,060,707)	-	-
Stock-based compensation expense	658,991	1,195,570	1,389,323
Changes in non-cash working capital:
Accounts receivable	4,567	(79,717)	122,687
Prepaid expenses	(17,591)	22,164	5,759
Accounts payable	(5,278)	(19,547)	(81,424)
Accrued liabilities	266,738	(215,706)	(219,500)
Deferred revenue	(88,833)	(2,512,356)	2,515,395
Cash provided by (used in) operations	(476,348)	(774,597)	1,346,952

Financing activities:
Issue of common shares and warrants for cash	128,604	254,075	1,773,500
Cash provided by financing activities	128,604	254,075	1,773,500

Investing activities:
Purchase of property and equipment	(28,645)	(38,421)	(30,152)
Cash used in investing activities	(28,645)	(38,421)	(30,152)

Foreign exchange gain on cash held in foreign currency	167,297	1,151,363	590,836

Net increase (decrease) in cash and cash equivalents	(209,092)	592,420	3,681,136

Cash and cash equivalents, beginning of year	12,667,842	12,075,422	8,394,286

Cash and cash equivalents, end of year	$ 12,458,750	$ 12,667,842	$ 12,075,422

Supplemental cash flow information:
Interest received	57,277	61,314	220,308

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and Board (note 7)	284,750	414,188	588,489

Cash and cash equivalents is comprised of:
Cash	443,684	563,471	762,266
Cash equivalents	12,015,066	12,104,371	11,313,156
	$ 12,458,750	$ 12,667,842	$ 12,075,422

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2010, 2009, and 2008

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security and telecommunications marketplaces.

1.

Significant accounting policies:

Effective for the year ended December 31, 2010, the Company has chosen to adopt U.S. generally accepted accounting principles (“U.S. GAAP”) for the presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition, measurement and presentation differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2010 annual audited consolidated financial statements in accordance with U.S. GAAP and included a reconciliation to Canadian GAAP for material recognition, measurement and presentation differences in note 16, “Reconciliation of United States and Canadian generally accepted accounting principles”.  Canadian GAAP will change over to International Financial Reporting Standards (“IFRS”) effective for public companies for periods beginning January 1, 2011.  The decision to adopt U.S.GAAP has been approved by the Company’s Board of directors after due consideration of benefits and disadvantages of reporting under U.S. GAAP versus IFRS.

(a)

Basis of presentation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Non-accelerated filers exemption:

On September 15, 2010, the SEC published a final rule removing the requirements for non-accelerated filers to include an auditor’s report on the effectiveness of a registrant’s internal control over financial reporting and conforming the SEC rules concerning management’s disclosure in the annual report regarding inclusion of such a report to provide that the disclosure only applies if such a report is included.  Without this exemption, non-accelerated filers with fiscal years ending on or after June 15, 2010 would have been required to comply with the internal control audit requirements of the Sarbanes-Oxley Act.   As the Company qualifies as a non-accelerated filer, it is not required to have an audit’s report on the effectiveness of its internal control over financial reporting.  The requirement would change in future years if the Company no longer qualified to be a non-accelerated filer.

(c)

Changes in accounting policies not yet adopted:

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (ASU 2009-13).  ASU 2009-13 applies to multiple deliverable revenue arrangements that are currently within the scope of FASB ASC Subtopic 605-25 (previously included in Emerging Issues Task Force Issue no. 00-21, “Revenue Arrangements with Multiple Deliverables”).  ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE or third-party evidence of selling price.  The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method, and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.  The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model.

Additionally, in October 2009 the FASB also issued Accounting Standards Update 2009-14 (ASC Topic 985): “Certain Revenue Arrangements that Include Software Arrangements” (ASU 2009-14). ASU 2009-14 focuses on determining which arrangements are within the scope of the software revenue guidance in ASC Topic 985 (previously included in AICPA Statement of Position no. 97-2, “Software Revenue Recognition”) and those that are not. ASU 2009-14 removes tangible products from the scope of the software revenue guidance if the products contain both software and non-software components that function together to deliver a product’s essential functionality and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are within the scope of the software revenue guidance.  Both of these updates are effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The application of this standard will be assessed prospectively on a contract by contract basis as the Company currently does not have a fixed revenue contract model The Company will adopt these policies commencing January 1, 2011.

(d)

Impairment or disposal of long-lived assets:

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset or asset group that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets or asset groups available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

(e)

Revenue recognition:

The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) License revenue:

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectability is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met. Fees related to contracts that require the Company to deliver unspecified additional products are deferred and recognized ratably over the contract term.

In instances when licenses are granted and the Company commitments to deliver major product upgrades that meet the definition of an unspecified additional software product, the entire arrangement fee is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the proportional performance method based on direct labour costs incurred to date as percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned. When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software. Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(f)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(g)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of net income (loss), comprehensive income (loss) as a reduction of related expenses in the year the refund is received.  In 2010, the Company reduced research and development expenses by $208,000 (2009 - $nil, 2008 - $88,000) for refunds received during the year in relation to the prior year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

(h)

Research and development costs:

Research and development costs internally incurred in creating computer software to be sold, licensed or otherwise marketed are expensed as incurred unless they meet certain criteria for deferral and amortization, costs related to research, design and development of products are charged to expenses as incurred and capitalized between the dates that the product is considered to be technologically feasible and is considered to be ready for general release to customers.  In our historical experience, the dates relating to the achievement of technological feasibility and general release of the product have substantially coincided.  In addition, no significant costs are incurred subsequent to the establishment of technological feasibility.  As a result, we do not capitalize any research and development costs relating to internally developed software to be sold, licensed or otherwise marketed.

(i)

Foreign currency translation:

The Company uses the U.S. dollar as its measurement and reporting currency in the preparation of its consolidated financial statements.

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in the net income (loss) for the period.

(j)

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation.  Depreciation is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease

(k)

Income taxes:

Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.  These temporary differences are measured using enacted tax rates.  A valuation allowance is recorded to reduce deferred tax assets to the extent that we consider it is more likely than not that a deferred tax asset will not be realized.  In determining the valuation allowance, we consider factors such as the reversal of deferred income tax liabilities, projected taxable income, and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

We account for our uncertain tax provisions by using a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the appropriate amount of the benefit to recognize.  The amount of benefit to recognize is measured as the maximum amount which is more likely than not to be realized.  The tax position is derecognized when it is no longer more likely than not capable of being sustained.  On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent the Company’s best estimate, given the information available at the reporting date, although the outcome of the tax position is not absolute or final.

(l)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(m)

Stock-based compensation:

We measure share-based compensation costs on the grant date, based on the calculated fair value of the award.  We have elected to treat awards with graded vesting as a single award when estimating fair value.  Compensation cost is recognized on a straight-line basis over the employee requisite service period, which in our circumstances is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro rata value of the award that has vested.  Compensation cost is initially based on the estimated number of options for which the requisite service is expected to be rendered and is subsequently adjusted to the actual amounts incurred.

(n)

Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable at that time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, the useful lives of depreciable assets, recoverability of fixed assets and the recognition of contingencies.  Actual results could differ from those estimates.

1.

Financial instruments:

a) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Classification of the Company’s financial instruments are as follows:

	2010	2009
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	$ 12,458,750	$ 12,667,842

Loans and receivables measured at amortization cost:
Accounts receivables	$ 75,150	$ 79,717

Financial liabilities, measured at amortized cost:
Accounts payable	143,253	148,531
Accrued liabilities	562,994	296,255
	$ 706,247	$ 444,786

The Company had neither available for sale, nor held to maturity financial instruments during the period ended December 31, 2010 and 2009.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:

	2010	2009
Financial assets held for trading:
Interest income earned on cash and cash equivalents	$ 57,277	$ 61,314
	$ 57,277	$ 61,314

(c) Accounts receivable: The Company’s accounts receivable is comprised of the following:

	2010	2009
Trade receivables	$ 75,150	$ 104,717
Allowance for doubtful accounts	–	(25,000)
	$ 75,150	$ 79,717

2.

Property and equipment:

December 31, 2010	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,171,825	$ 1,078,690	$ 93,135
Computer software	525,623	495,016	30,607
Furniture and fixtures	241,910	193,444	48,466
Leasehold improvements	36,060	27,285	8,775
	$ 1,975,418	$ 1,794,435	$ 180,983

December 31, 2009	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,148,951	$ 1,043,676	$ 105,275
Computer software	522,055	482,664	39,391
Furniture and fixtures	239,707	181,602	58,105
Leasehold improvements	36,060	20,705	15,355
	$ 1,946,773	$ 1,728,647	$ 218,126

Depreciation expense for the year ended December 31, 2010 amounted to $65,788 (2009 - $75,559).

3.

Accrued liabilities:

	2010	2009
Compensation	$ 401,573	$ 54,692
Professional fees	76,473	140,362
Miscellaneous	84,948	101,201
	$ 562,994	$ 296,255

4.

AllOne Mobile Corporation settlement agreement:

In September 2008 the Company entered into a license and revenue share agreement (“Agreement”) with AllOne Mobile Corporation (“AllOne”).  AllOne is a subsidiary of AllOne Health Group Inc. (”AHG”) who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares.

Under the terms of the Agreement, Diversinet provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  Diversinet was required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet received a minimum annual fee of $5.5 million in the first contract year, and was entitled to receive $7 million in years two and three.  The Company concluded that the Company’s commitment to deliver major product upgrades met the definition of an unspecified additional software product.  If an arrangement includes unspecified additional software products, the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancellable term of the arrangement beginning with the delivery of the first product.  During each of the four quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

During January 2010, AllOne and AHG commenced a legal proceeding in Pennsylvania seeking the termination of the Agreement upon payment of $3,000,000 to Diversinet.  On June 17, 2010 the parties entered into a Settlement and Mutual Release Agreement whereby the 2008 Agreement was terminated, including any future revenue sharing obligations and AllOne paid Diversinet $4,000,000 and HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation. Diversinet also retains complete ownership and control over its related intellectual property developed during the term of the 2008 Agreement. The Company recognized $3,500,000 as revenues in Q2 2010 as it relates to products and services delivered prior to the termination date. The difference between the fair value of total consideration received of $7,060,707 and the amount recognized as revenue has been recognized as other income (being $500,000 in cash and $3,060,707 relating to the return of 6,956,152 Diversinet common shares by HSA). In calculating the value of the consideration received, the Company valued the returned common shares using the closing price of the Company’s shares on the day immediately prior to the date of the Settlement Agreement.

5.

Contingently puttable common shares:

On August 31, 2007, the Company completed a private placement with HSA of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) in certain circumstances, upon termination by the Company of the Agreement between the Company and AllOne; (iii) restrictions on the issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) termination in the event of a breach by the Company of any material covenants contained in the share purchase agreement. The Company classified the shares as temporary equity as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  As at December 31, 2009 the redemption value of the shares is equal to the value the Company would have to pay to the holder to redeem the shares being $0.74 per share.  During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned the common shares for cancellation (note 5).

6.

Share capital, warrants and common share purchase options and redeemable common shares:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares and warrants:

	Compensation options and warrants (1)		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2007	8,585,868	$ 1,555,453	43,167,783	$ 90,459,761
Professional services (a)	–	–	75,000	29,499
Board compensation (b)	–	–	322,580	154,516
Warrants cancelled and expired (c)	(6,149,618)	(1,203,968)	–	–
Employee bonus (d)	–	–	780,000	296,400
Stock options, warrants exercised (e)	(2,421,250)	(337,798)	2,421,250	2,111,298
Shares issued (f)	–	–	265,322	137,573
Balance December 31, 2008	15,000	$ 13,687	47,031,935	$ 93,189,047
Professional services (a)	170,000	7,732	–	–
Board compensation (b)	–	–	168,750	102,188
Warrants cancelled and expired (c)	(15,000)	(13,687)	–	–
Stock options, warrants exercised (e)	–	–	635,187	672,871
Shares issued (f)	–	–	500,000	312,000
Balance December 31, 2009	170,000	$ 7,732	48,335,872	$ 94,276,106
Professional services (a)	210,000	13,510	–	–
Board compensation (b)	–	–	325,000	148,250
Warrants cancelled and expired (c)	(100,000)	–	–	–
Stock options, warrants exercised (e)	–	–	280,451	212,892
Shares issued (f)	–	–	300,000	136,500
Shares cancelled (g)			(6,956,152)	(9,190,550)
Balance December 31, 2010	280,000	$ 21,242	42,285,171	$ 85,583,198

(1) These compensation options and warrants exclude the options issued under our share option plan (note 12).

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

Professional services:

In 2008, under the terms of a consulting agreement, Albert Wahbe received 75,000 shares valued at $29,499 based on the Company’s common share price on the date of issuance.  This agreement was replaced by the employment agreement dated April 2, 2008.  On September 15, 2009 the Company entered into an agreement for public relation services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase up to 70,000 common shares at $1.00 was issued with equal vesting quarterly for one year.  Furthermore, warrants to purchase up to 100,000 common shares at $1.00 was issued with vesting dependent upon achieving certain performance criteria.  These warrants all expire on March 14, 2012.  On October 15, 2010 we renewed the agreement, issuing warrants to purchase up to 50,000 common shares at $0.75 and up to 60,000 common shares at $1.00 with quarterly vesting over one year.  Furthermore, warrants to purchase up to 100,000 common shares at $0.75 for the first six months and at $1.00 for the second six months was issued with vesting dependent upon achieving certain performance criteria.  The performance warrants are fair valued each reporting period until performance is complete.

(b)

Each quarter the Company issued common shares to each non-management board member in lieu of cash compensation.

(c)

The value of warrants that have vested prior to the cancellation or expiration date are reclassified to additional paid-in capital.  A warrant issued in 2009, to purchase up to 100,000 common shares at $1.00, under a public relations services agreement expired in 2010 as the performance conditions were not achieved.

(d)

During 2008 common shares were issued to employees in lieu of cash bonuses.

(e)

During 2008, 2009, and 2010 the Company granted options to certain employees, officers and directors under a share option plan (note 12), enabling them to purchase common shares of the Company.  During 2008, Mr. Wahbe exercised 2,300,000 warrants having fair value of $291,041 into common shares for gross proceeds of $1,725,000.  During 2008 one employee and two consultants exercised 121,250 warrants having a fair value of $46,757 into common shares for gross proceeds of $48,500.  During 2009, 13 employees exercised 635,187 options into common shares for gross proceeds of $254,075.  During 2010, 25 employees exercised 280,451 options into common shares for gross proceeds of $128,603.

(f)

On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe compensation through the issuance of up to 300,000 common shares annually.  Share compensation during 2008 was $137,573 consisting of $122,250 representing 225,000 shares to Mr. Wahbe and $15,322 representing 40,322 shares to Mr. Wigdale as part of his termination agreement.  Share compensation during the 2009 was $312,000 representing the issuance of 500,000 common shares, of which 200,000 common shares were issued subsequent to year end.  Share compensation during the 2010 was $136,500 representing the issuance of 300,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter, refer to note 13.

(g)

As part of the AllOne Settlement and Mutual Release Agreement dated June 17, 2010, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  The net impact of the transaction is a reduction in share capital by an amount equal to the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the reclassification of the $5,000,000 contingently puttable common shares from temporary equity.  The increase in additional paid-in capital represents the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the fair value of the contingently puttable common stock recognized as other income being the product of the market value on the date of cancellation ($0.44 per share) and the number of shares cancelled (6,956,152 common shares).

The following table summarizes information about warrants outstanding at December 31, 2010:

Range of exercise price	Warrants outstanding	Weighted average remaining contractual life – years
$0.75 - $1.00	280,000	2.02
	280,000	2.02

1.

Basic and diluted earnings (loss) per share:

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period.  Diluted earnings per share has been calculated by dividing net income for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2010	2009	2008
Numerator:
Net income (loss) available to common shareholders	$1,867,274	$1,910,799	$(1,949,333)

Denominator:
Weighted average shares: basic	45,029,121	47,191,669	44,454,008
Effect of outstanding stock options and warrants	–	103,846	–
Weighted average shares: fully diluted	45,029,121	47,295,515	44,454,008

Net income (loss) per share: basic	0.04	0.04	(0.04)
Net income (loss) per share: fully diluted	0.04	0.04	(0.04)

For the years ended December 31, 2010 and 2008, the weighted average shares used to calculate basic and dilutive earnings per share were the same as the warrants and options outstanding were anti dilutive.

2.

Income taxes:

Total income tax expense varies from the amounts that would be computed by applying the statutory rate to income before taxes for the following reasons:

	2010	2009	2008
Statutory income tax rate	31%	33%	33.5%
Income tax expense (recovery) on income (loss) before income taxes	$578,855	$630,564	$ (653,027)
Increase (decrease) in income taxes resulting from:
Change in tax rate	(167,190)	1,808,773	–
Permanent differences	191,541	341246	472,430
Provision to return true-ups	(355,640)	-
	247,566	2,780,583	(180,597)
Change in valuation allowance	(247,566)	(2,780,583)	180,597
	$ –	$ –	$ –

The tax effects of significant temporary differences representing future tax assets are as follows:

Future tax assets:	2010	2009	2008
Operating loss carryforwards	$4,099,392	$4,964,376	$8,582,477
Capital loss carryforwards	230,443	221,459	260,978
Share issue costs	1,722	5,213	27,605
Research and development costs	3,867,819	3,439,806	3,616,951
Deferred revenue	–	–	749,167
Capital assets, accounting basis less than tax basis	5,434,926	5,251,014	3,425,273
	$13,634,302	$13,881,868	16,662,451
Valuation allowance	(13,634,302)	(13,881,868)	(16,662,451)
Net future tax assets	$ –	$ –	$ –

The net valuation allowance decrease of $247,566 comprises an increase of $355.640 relating to provision to tax return true-up items offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized in the amount of $696,625.  The prior year’s reduction in valuation allowance of $2,780,583 related primarily to the reduction of the gross carrying value of future tax assets caused by a reduction in income tax rates that totalled $1,999,340 offset by the application of non-capital loss carryforwards, the benefit of which had not been previously recognized ($743,693).  The prior year’s net valuation allowance decrease of $2,780,583 (2008 - $427,424) is comprised of a increase of $2,780,583 (2008 - $180,597) in the current year statutory rate reconciliation offset by a decrease related to the expiry of operating loss carryforwards in the amount of $nil (2008 - $608,021).

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2010, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $10,371,000.  These losses expire in the following fiscal years:

2014	2,964,130
2015	4,080,632
2026	2,033,600
2027	1,293,036
$ 10,371,398

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,822,000 expiring between 2018 and 2030.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2010, 100% (2009 - 100%, 2008 - 100%) of the property and equipment were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years ended December 31, 2010 are as follows:

		Sales		Accounts Receivable
	2010	2009	2008	2010	2009
Customer 1	76%	82%	47%	–	25,577
Customer 2	21%	15%	30%	–	79,140
Customer 3	–	–	18%	–	–

Revenues attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2010 are as follows:

Sales:	2010	2009	2008
United States	$ 4,826,334	$ 7,860,163	$ 4,438,736
Canada	1,000	–	40,204
Asia	104,000	111,266	135,500
Other	500	1,500	350
	$ 4,931,834	$ 7,972,929	$ 4,614,790

During each of the years in the three-year period ended December 31, 2010 revenue is attributable as follows:

Sales:	2010	2009	2008
Consulting services	$ 170,850	$ 535,095	$ 1,307,773
Licensing	4,760,984	7,437,834	3,307,017
	$ 4,931,834	$ 7,972,929	$ 4,614,790

4.

Commitments and contingencies:

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2011	236,120
2012	78,227
$ 314,347

Rental expense was $231,044 for the year ended December 31, 2010 (2009 - $211,768, 2008 - $223,932).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 7,584,362 common shares (being 9,558,476 options reserved for issuance less 1,974,114 exercised to date).  As at December 31, 2010, the number of common shares reserved for future issues of stock options amounts to 2,399,551.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 2.27% (2009 – 2.68%, 2008 – 3.85%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 154% (2009 – 77%, 2008 – 89%).

The following table summarizes information about stock options outstanding at December 31, 2010:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.36 – $0.49	1,816,841	3.42	$ 0.46	762,727	$ 0.47
$0.50 – $0.60	2,408,788	2.29	0.57	1,219,101	0.57
$0.70 – $1.01	959,184	1.45	0.83	955,434	0.83
	5,184,813	2.53	$ 0.58	2,937,262	$ 0.63

Changes for the stock option plan during the years ended December 31 are as follows:

	Year ended 2010		Year ended 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	5,637,663	$ 0.61	6,483,850	$ 0.61
Options granted	1,124,273	0.45	196,500	0.45
Options exercised	(280,451)	0.46	(635,187)	0.45
Options forfeited	(1,296,672)	0.63	(407,500)	0.84
Options outstanding, end of year	5,184,813	0.58	5,637,663	0.61
Options exercisable, end of year	2,937,262	0.63	3,130,580	0.56
Weighted average fair value of options granted during the year		$0.34		$ 0.32

During the year ended December 31, 2010, the Company recorded stock-based compensation expense of $658,991 (2009 - $1,195,570; 2008 - $1,389,323) related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

The Company’s nonvested shares consist of options granted under the stock options plan.  The value of each nonvested share is calculated using the fair value of the stock options on the grant date.  The following table summarizes information about nonvested stock options outstanding at December 31, 2010:

	Number of shares	Weighted average exercise price
Options outstanding beginning of year	2,507,083	$ 0.59
Options granted	1,124,273	0.45
Options vested	(913,895)	0.60
Options forfeited	(417,500)	0.60
Options outstanding end of year	2,299,961	$ 0.51

As of December 31, 2010, there was $933,000 unrecognized compensation cost related to Company’s stock options that is expected to be recognized over a period of 1.5 years.

6.

Related party transactions:

In April 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer, renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation consists of an annual salary of up to Cdn$450,000 and is payable through the issuance of up to 300,000 Diversinet common shares annually and bonus of up to Cdn$300,000 and is payable through the issuance of up to 200,000 Diversinet common shares annually as determined by Diversinet’s Board of Directors.  Mr. Wahbe is also entitled to reimbursement of up to Cdn$6,000 per month in expenses.  Furthermore in April 2008, Mr. Wahbe received options to purchase 1,500,000 common shares at $0.55 per share, vesting annually in arrears over a four year period.  During 2008 Mr. Wahbe received 50,000 options.  During 2010 Mr. Wahbe received 300,000 common shares and Cdn$72,000 in compensation as CEO.  During 2009 Mr. Wahbe received 500,000 common shares (of which 200,000 common shares were issued subsequent to year end) and Cdn$72,000 in compensation as CEO.  On June 30, 2008 Mr. Wahbe exercised 2,300,000 share purchase warrants at $0.75 per share for gross proceeds of $1,725,000.  A further 2,300,000 share purchase warrants at $0.90 expired unexercised.  As of December 31, 2010, Albert Wahbe owns 8,775,000 common shares and 1,500,000 options, representing approximately 23.5% of the issued and outstanding common shares of the Company, assuming the exercise of such options.

During June 2010 as part of the Settlement and Mutual Release Agreement, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation, valued at $3,060,706 (at a per share price of $0.44, being the closing price on the day prior to the effective date of the settlement agreement).  As at December 31, 2010, HSA does not own any common shares of the Company.  The Company had commercial transactions with subsidiaries of HSA as disclosed in note 5 to these financial statements.

7.

Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprising of issued capital, additional paid-in capital, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2010.

8.

Financial risk management:

a) Overview:  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee reviews the Company’s risk management policies on an annual basis.  The finance department identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

b) Credit risk:  Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large health service enterprises, financial institutions and security providers.  As a result, we often maintain individually significant receivable balances due from them.  The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia.  At December 31, 2010 the accounts receivable balance was $75,150 (2009 - $79,717).

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.  The Company’s cash is not subject to any external restrictions.  Investments must be rated at least investment grade by recognized rating agencies.  Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

c) Liquidity risk:  Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations.  Senior management is also actively involved in the review and approval of planned expenditures.  All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk:  Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

  (i) Interest rate risk:  Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days.  A change of 1% in interest rates at December 31, 2010 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

  (ii) Currency risk:  The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company's main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During fiscal 2010 and 2009 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at December 31, 2010.

Balances in foreign currencies at December 31, 2010 are as follows:	Canadian Dollars
Cash and cash equivalents	$2,685,647
Accounts payable and accrued liabilities	$608,236

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments:  For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  The Company’s fair values of financial instruments that are carried at fair value on the consolidated balance sheets are at the quoted market price which is categorized as Level 1 in the fair value hierarchy.  There were no financial instruments categorized in Level 2 or 3 (valuation technique using observable market inputs or valuation technique using non-observable market inputs) as at December 31, 2010 and 2009.

9.

Reconciliation of United States and Canadian generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2010	2009	2008
Share capital:
U.S. GAAP	$85,583,198	$94,276,106	$93,189,047
Reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Reclassification of contingently puttable common stock (b)	–	5,000,000	5,000,000
Shares cancelled (d)	4,243,253
Canadian GAAP	59,737,397	$69,187,052	$68,099,993
Additional paid-in capital:
U.S. GAAP	$19,346,409	$7,940,124	$7,571,583
Reduction of additional paid-in capital (d)	(4,243,253)	–	–
Compensation expense (c)	25,103	25,103	25,103
Canadian GAAP	15,128,259	7,965,227	7,596,686
Deficit:
U.S. GAAP	$(91,413,886)	$(93,281,160)	$(95,191,959)
Reduction of share capital (a)	30,089,054	30,089,054	30,089,054
Compensation expense (c)	(25,103)	(25,103)	(25,103)
Canadian GAAP	$(61,349,935)	$(63,217,209)	$(65,128,008)
Consolidated statements of loss:
Gain (loss) under U.S. GAAP	$1,867,274	$1,910,799	$(1,949,333)
Gain (loss) under Canadian GAAP	$1,867,274	$1,910,799	$(1,949,333)
Basic and diluted gain (loss) per share under Canadian. GAAP	$0.04	$0.04	$(0.04)
Comprehensive gain (loss) under Canadian GAAP	$1,867,274	$1,910,799	$(1,949,333)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP. Under Canadian GAAP, a reduction of the carrying amount of share capital of outstanding common shares is allowed with a corresponding offset to deficit and results in a decrease to share capital with a corresponding decrease in deficit of $30,089,054.

(b)

Reclassification of shares:

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  Under US GAAP the Company classified the shares as contingently puttable common shares (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company.  Under Canadian GAAP, the shares are recorded in shareholders’ equity.

(c)

Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of ASC 718, which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The Company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under ASC 718, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  As the Company applied fair value accounting for stock options under Canadian GAAP earlier then required under US GAAP, the Company has a higher compensation expense under Canadian GAAP.

(d)

Additional paid-in capital:

As part of the AllOne Settlement and Mutual Release Agreement dated June 17, 2010, HSA returned 6,956,152 Diversinet common shares to Diversinet for cancellation.  For US GAAP, the increase in additional paid-in capital represents the product of the assigned value of the common shares ($2.04 per share) and the number of shares cancelled (6,956,152 common shares) less the fair value of the contingently puttable common stock recognized as other income being the product of the market value on the date of cancellation ($0.44 per share) and the number of shares cancelled (6,956,152 common shares).  For Canadian GAAP, the increase in additional paid-in capital represents the share capital reduction (with an assigned value of $1.43 per share) less the product of the market value (being $0.44 per share) and the number of shares cancelled (being 6,956,152 common shares).  The assigned value difference ($2.04 versus $1.43) is due to the $30,089,054 restatement of stated capital as noted in (a) above.

As there were no differences in the Consolidated Statements of Cash Flows and the Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss) under U.S. GAAP and Canadian (Cdn) GAAP, for any of the three years presented, these statements have not been provided.

Consolidated Balance Sheets under U.S. GAAP and Canadian (Cdn) GAAP

As at December 31	2010 US GAAP	2010 Cdn GAAP	2009 US GAAP	2009 Cdn GAAP
Assets
Current assets:
Cash and cash equivalents	12,458,750	12,458,750	$12,667,842	$12,667,842
Accounts receivable, net	75,150	75,150	79,717	79,717
Prepaid expenses	52,773	52,773	35,182	35,182
Total current assets	12,586,673	12,586,673	12,782,741	12,782,741

Property and equipment, net	180,983	180,983	218,126	218,126
Total assets	12,767,656	12,767,656	$ 13,000,867	$ 13,000,867

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	143,253	143,253	148,531	148,531
Accrued liabilities	562,994	562,994	296,255	296,255
Deferred revenue	45,167	45,167	134,000	134,000
Total current liabilities	751,414	751,414	578,786	578,786

Contingently puttable common stock	–	–	5,000,000	–

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares
Issued and outstanding:
Common shares	85,583,198	59,737,397	94,276,106	69,187,052
Additional paid-in capital	19,346,409	15,128,259	7,940,124	7,965,227
Share purchase warrants	21,242	21,242	7,732	7,732
Deficit	(91,413,886)	(61,349,935)	(93,281,160)	(63,217,209)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)	(1,520,721)	(1,520,721)
Total shareholders’ equity	12,016,242	12,016,242	7,422,081	12,422,081

Total liabilities and shareholders’ equity	12,767,656	12,767,656	$13,000,867	$13,000,867

#

Executive Officers

Albert Wahbe, Chairman & Chief Executive Officer has served as a Director and Chairman since July 2006 and CEO since April 2007.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

David Hackett, Chief Financial Officer and Corporate Secretary joined Diversinet in 2002 having been the Chief Financial Officer and Corporate Secretary of Aucxis Corp.  Prior to that Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc.  Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions, including the eventual sale of EveryWare to Pervasive Software Inc.  Mr. Hackett began his professional career at as a Chartered Accountant at Ernst & Young.  He also holds a MBA from the Richard Ivey School of Business at The University of Western Ontario and a Bachelor of Arts (Honours) degree in Economics from Queen's University.

Board of Directors

Albert Wahbe has served as Diversinet’s Chief Executive Officer since April 2007.

Richard Eidinger has served as a director since September 2010.  He is licensed to practice medicine in Canada and the United States. Dr. Eidinger has held executive positions with Aetna Health Plans and FHP (now United Healthcare) and currently is a Partner in the Life Sciences Practice of Heidrick & Struggles in the U.S.A.  Dr. Eidinger graduated from the University of Saskatchewan College of Medicine.  He completed training in Internal Medicine at the University of Western Ontario.  He was a Fellow in Gastroenterology at the UCLA School of Medicine and is certified by the American Board of Internal Medicine.  He also holds an M.B.A. from the Anderson Graduate School of Management at UCLA.

Gregory Milavsky has served as a Director since April 2007. Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

Alan Portela has served as a Director since May 2011. Mr. Portela has more than 25 years of leadership experience in IT as a strategic advisor for both medical centers and healthcare companies. He is currently CEO of Hybrid Clinical Transformation LLC which provides consulting services to healthcare companies. From 2009 to October 2010, he was President of CliniComp, Intl., a provider of enterprise clinical documentation systems.  Mr. Portela holds a bachelor's degree in business administration from the Universidad Argentina de la Empresa (UADE) in Buenos Aires.

Philippe Tardif has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

James ('Jay') Wigdale has served as a Director since January, 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm's Chief Investment Officer.  Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co. Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America).  He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

Diversinet Corp. 2235 Sheppard Avenue East Suite 1700 Toronto, Ontario Canada M2J 5B5 Tel: (416) 756-2324 Fax: (416) 756-7346 www.diversinet.com	Transfer Agent: Computershare Investor Services Inc. 100 University Avenue Toronto, Ontario Canada M5J 2Y1 Tel: 1-800-564-6253 www.computershare.com	Auditors: KPMG, LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto, Ontario Canada M2P 2H3 Tel: (416) 228-7000	Traded on: TSX Venture Exchange OTC Bulletin Board Symbols: DIV (TSXV) DVNTF (OTC BB)

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

June 30, 2011

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF DIVERSINET CORP. (the "Company")

TO BE HELD AT 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Thursday June 30, 2011, at 10:00 AM

Appointment of Proxyholder

I/We being holder(s) of the Company hereby appoint: Albert Wahbe, Chief Executive Officer of the Company, or failing this person, David Hackett, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Diversinet Corp.  to be held at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Thursday June 30, 2011, at the hour of 10:00 a.m. (Toronto time) and any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

		For	Withhold
1.	To elect as Directors, Richard Eidinger; Greg Milavsky; Alan Portela; Philippe Tardif; Albert Wahbe; and James Wigdale
		For	Withhold
2.	To appoint KPMG LLC as Auditors of the Company and authorize the Directors to fix their remuneration
		For	Against
3.	Special resolution: To consider and, if deemed advisable, approve the issuance of up to 500,000 common shares to Albert Wahbe, the Corporation’s CEO and Chairman.
		For	Against
4.	Special resolution: To consider and, if deemed advisable, approve the issuance of up to 75,000 common shares to each non-management Director as compensation.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given in respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Statements	Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Form of Proxy - Annual and Special General Meeting of Shareholders to be held on June 30, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to Proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Eastern Time, on June 28, 2011.